SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH June 02, 2008

(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

PRESS RELEASE	June 02, 2008

TAM authorized to fly to Lima

Company will offer daily frequencies from São Paulo to the capital of Peru

São Paulo, June 02, 2008 – TAM (Bovespa: TAM and Nyse: TAMM4) has received authorization from the National Civil Aviation Agency (ANAC) to begin regular daily operations to Lima, Peru. Frequencies should be implemented by the second half of this year, operating from the Guarulhos International Airport in São Paulo to the Jorge Chávez International Airport, in the Peruvian capital. Flights to this new destination will be in the modern Airbus A320 airplanes, with Economy and Executive classes.

Lima will be the fifth regular destination operated by TAM in South America. The company has daily flights to Buenos Aires (Argentina), Santiago (Chile), Caracas (Venezuela) and Montevideo (Uruguay). TAM Airlines, a Grupo TAM company with offices in Asuncion (Paraguay), also flies to Santa Cruz de la Sierra (Bolivia), Ciudad del Este (Paraguay), Punta del Este (Uruguay) and Cordoba (Argentina).

“Lima will complement our network of air services in South America, which allows passengers to connect to various locations on the continent as well as to the United States and Europe,” said Vice-President of Planning and Alliances, Paulo Castello Branco. According to data from the Ministry of Development, Industry and Trade, commercial relations between Brazil and the Peru were responsible for US$ 653 million in trade last year.

The implementation of one more destination in the southern hemisphere is a part of the search for excellence in service, one of the three working pillars at TAM, together with technical-operational and managerial excellence. Since the end of 2007, TAM has led in operations and passenger transportation in the southern hemisphere, according to a study by the consulting firm Bain & Company, which notes an average of 21,800 operations per month and 2.251 million passengers transported per month.

Investor Relations:	Press Agency:
Phone: (55) (11) 5582-9715	Phone: (55) (11) 5582-8167
Fax: (55) (11) 5582-8149	Fax: (55) (11) 5582-8155
invest@tam.com.br	tamimprensa@tam.com.br
www.tam.com.br/ir	MVL Comunicação
Phone: (55) (11) 3594-0302 / 0304 / 0305

About TAM:
TAM (www.tam.com.br) has been the leader in the Brazilian domestic market for more than four years and closed April 2008 with a 47.1% market share. The company operates flights to 42 Brazilian destinations. It serves 79 different destinations in the Brazilian market through commercial agreements with regional companies. Among Brazilian airline companies, TAM’s international market share was 72.4% in April. Its international operations include direct flights to 17 destinations: New York and Miami (USA), Paris (France), London (England), Milan (Italy), Frankfurt (Germany), Madrid (Spain), Buenos Aires and Cordoba (Argentina), Santiago (Chile), Caracas (Venezuela), Montevideo and Punta del Este (Uruguay), Asuncion and Ciudad del Este (Paraguay), and Santa Cruz de la Sierra and Cochabamba (Bolivia). Additionally, it has code share agreements with international airlines, which allow passengers to travel to another 64 destinations in the United States, South America and Europe. TAM was the first airline company to launch a loyalty program in Brazil; TAM's program currently has 4.7 million members and has redeemed more than 5.5 million tickets in exchange for points.

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 02, 2008

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.